DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



07051604

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 11-17-06

February 28, 2007

Mr. Jung-hwan Lee
President
Management Strategy Division
Korea Exchange
50, 5-ga, Jungang-dong, Jung-gu
Busan 600-015
Republic of Korea

Act: 1933
Section:
Rule: 902(b)
Public
Availability: 2/28/2007

Re: The Korea Exchange Inc
Incoming Letter Dated November 17, 2006

Dear Mr. Lee:

This letter will confirm the response of the Division of Corporation Finance to your request that the Division designate the Korea Exchange as a "designated offshore securities market" within the meaning of Rule 902(b) of Regulation S under the Securities Act of 1933. A copy of your letter is enclosed in order to avoid having to recite or summarize the facts set forth therein. On the basis of the facts presented, we hereby so designate the Korea Exchange.

Pursuant to delegated authority,

Paul M. Dudek
Chief
Office of International Corporate Finance

139759

November 17, 2006



KOREA EXCHANGE
50, 5-ga. Jungang-dong, Jung-gu
Busan 600-015
Republic of Korea
Tel: 82-51-662-2000
Fax: 82-51-662-2277
E-mail: world@krx.co.kr

Mr. John W. White
Director
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

Re: Application for Designation of the Korea Exchange, Inc. as a "Designated Offshore Securities Market."

Dear Mr. John W. White:

On behalf of the Korea Exchange, Inc. (the "KRX"), I am pleased to submit to the Securities & Exchange Commission (the "Commission") an application for designation of the KRX as a "Designated Offshore Securities Market" within the meaning of Rule 902(b) of Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). I am seeking this designation and recognition to permit the resale of securities listed on the KRX in transactions effected in, on, or through the facilities of the KRX in reliance on the safe harbor from the registration requirements of the Securities Act provided by Rule 904 of Regulation S.

As discussed below, the KRX has the attributes specified in rule 902(b)(2) of the Regulation S. Moreover, the Stock Market of the KRX is the successor to the KSE, which was already designated by the Commission as a "designated offshore securities market" in September 2000 (see Appendix I). Therefore, I respectfully submit that the designation of the KRX as a designated offshore securities market is appropriate

Introduction to the KRX

Incorporation and Ownership

To promote the stability and efficiency of the Korean securities and futures markets, the former three exchanges in Korea, namely the KSE, the Korea Securities Dealers Association Automated Quotation Stock Market Inc. (the "Kosdaq") and the Korea Futures Exchange, demutualized and, together with the Kosdaq Committee, which was the regulatory body of the Kosdaq, merged into the KRX on January 27, 2005 pursuant to the Korea Securities & Futures Exchange Act. The KRX is a for-profit stock corporation and an integrated exchange, where the former KSE, Kosdaq and the Korea Futures Exchange now operate as three market divisions of the KRX, i.e., the KRX Stock Market, the KRX Kosdaq Market, and the KRX Futures Market (each a "KRX Market" and collectively, the "KRX Markets"). The KRX Stock Market succeeded the KSE as a capital market for the government and corporations with capital of over 5 billion Korean Won; the KRX Kosdaq Market succeeded the Kosdaq as a capital market for small and medium sized venture companies; and the KRX Futures Market succeeded the Korea Futures Exchange as a futures and options market.

With the demutualization, the members of the former exchanges have now become the shareholders of the KRX. The outstanding shares of 20 million are currently owned by 28 securities firms, 12 futures firms and the following four entities: the Small Business Corporation, the Korea Securities Dealers Association, the Korea Securities Finance Corporation, and the Korea Securities Depository (the "KSD"), all of which had been members of the former three exchanges. Although there is no eligibility standard or requirement for becoming a shareholder of the KRX, there is a maximum limit to ownership in the KRX. Under the Korea Securities & Futures Exchange Act, a shareholder may not hold more than 5% of the outstanding voting stocks of the KRX. If any shareholder holds shares in KRX in excess of the 5% maximum limit, the shareholder may not exercise its voting right with respect to the exceeding number of shares and the Financial Supervisory Commission (the "FSC"), the regulatory authority for the Korean securities markets, may, pursuant to the Korea Securities & Futures Exchange Act, order the shareholder to dispose of the excess shares. An exception is granted if the shareholder is the Korean government, an investment trust company, or an investment firm (excluding private mutual funds), or the excess shareholding is necessary to enter into a cooperative relationship with a foreign exchange, and the FSC has approved such excess shareholding.

With the consolidation of the three former exchanges, the KRX is taking steps to operate a centralized trading platform, where the investors can access the KRX Stock Market, the main board in Korea, the KRX Kosdaq Market that is geared to serve the venture and growth industries and the KRX Futures Market that is the first in the world in terms of trading volume, thus providing a one-stop service.

As of the end of 2005, 1,619 companies were listed on the KRX Markets and the market capitalization reached KRW 726 trillion, ranking the 15th in the world. The KRX's bond market was ranked the seventh in the world, with some 8,400 listed issues and annual trading value of KRW 365 trillion. Also, the KRX Futures Market has been ranked the first in the world for consecutive years in terms of trading volume. Foreign shareholding accounts for 40% of market capitalization and foreign trading accounts for 20% of trading value, which shows the global interest in and recognition of the KRX. Taking advantage of the synergy effect and the diversification resulting from the consolidation, coupled with national information technology capability, the KRX is transforming itself as a leading exchange of the 21st century in the north-east Asia, with the fully automated trading, disclosure and surveillance systems.

The KRX is planning on going public in the near future. In March 2005, the KRX formulated a plan for an initial public offering and organized a joint task force team with the Ministry of Finance and Economy (the "MOFE") and the FSC. After consultation with the government and its shareholders, the KRX intends to proceed with detailed actions within this year to publicly list its shares. After the initial public offering, the KRX will make efforts to decrease the shareholding of the current shareholders to 50%.

Organizational Structure of the KRX

The KRX is organized into the KRX Stock Market, the KRX Kosdaq Market, the KRX Futures Market, the Management Strategy Division, the Audit Committee and the KRX Market Oversight Commission. The Management Strategy Division serves as back office for the KRX Markets, the KRX Market Oversight Commission oversees the KRX Markets, and the Audit Committee audits the accounting and business of the KRX. The board of directors (the "Board") oversees the business of the KRX, based on the delegation from the shareholders, and the Chairman & CEO handles the daily business affairs of the KRX.

Trading on the KRX

The KRX Stock Market is a capital market where stocks, bonds, warrants, depositary receipts, and products developed by the KRX Stock Market (exchange traded funds, real estate investment trusts, mutual funds, rights, equity linked warrants, equity linked securities and ship investment trusts) are traded, whereas the KRX Kosdaq Market is a capital market where only stocks, beneficiary certificates, and products developed by the KRX Kosdaq Market (exchange-traded funds and mutual funds) are traded. Trading on the KRX Stock Market and the KRX Kosdaq Market is conducted through an automated electronic trading system. The trading hours are from 9:00 a.m. to 3:00 p.m. Monday to Friday. Investors can submit their orders from 8:00 a.m., one hour before the market opening. Orders delivered to the market during 8:00 a.m. to 9:00 a.m. are queued in the order book and matched by call auction at 9:00 a.m. to determine opening prices. After the opening prices are determined, the trading is conducted by continuous auctions until 2:50 p.m., 10 minutes before the market closing. During these 10 minutes, orders are pooled again and executed by call auction to determine the closing prices of the day. The KRX Markets also open two off-hours sessions: pre-hours sessions from 7:30 to 8:30 a.m., where orders are matched at the previous day's respective closing prices, and after-hours sessions from 3:10 to 6:00 p.m., where orders are matched at the closing prices of the day from 3:10 to 3:30 p.m., and by call auction from 3:30 to 6:00 p.m. There is a daily price fluctuation limit of ±15% of the previous day's closing prices to protect investors and the market from extraordinary fluctuation of stock prices. To change the daily price fluctuation limit, the Market Committee of the respective KRX Market must amend its business regulations and obtain approval from the FSC, which approval is given after consultation with the MOFE. Transactions are settled on the second business day following the transaction day by means of net balance delivery by account transfer between securities firms via the KSD, which is the central securities depositary handling securities transaction settlement, centralized deposit and book-entry transfer of securities, and transfer agent services (the KRX owns 70.25% of KSD's outstanding stocks).

The trading systems of the KRX Stock Market and the KRX Kosdaq Market are fully computerized. The automated trading systems enable the investors to get an ongoing, accurate and broad market picture by providing real time, continuous data on 10 best bid and offer prices, including other details on trades. At the moment, the KRX Stock Market and the Kosdaq Market operate independent trading systems, but the KRX has taken steps to integrate the two trading systems next year. The continuous visual display of market activity is made possible by an interface between the automated trading systems of the KRX and the computer systems of the Participating Members. According to the requirement under the SEA, the trading data, such as daily turnover and prices of listed securities, are published electronically on a real-time basis and on the KRX Daily Market Bulletin.

Disclosure Rules

The SEA requires companies listed on the KRX Stock Market or the KRX Kosdaq Market to report to the relevant KRX Market and the FSC any acquisition of treasury shares, grant of stock option, or mergers. In addition, shareholders holding at least 5% of the listed companies' shares must file a shareholding report, stating the status and purpose of the shareholding and any changes in the shareholding ratio. Also, listed companies must make the following disclosures to the relevant KRX Market:

Periodic Disclosures:

- Annual audit reports and list of shareholders within ninety days of the fiscal year-end;
- Semi-annual report within forty-five days of the mid-fiscal year-end; and
- Quarterly reports within forty-five days of the quarter-end.

Disclosure upon Inquiry:
Listed companies must promptly disclose information about management performance or material information which may cause sudden stock price changes upon the request of the relevant KRX Market to verify market rumors or media reports. The disclosure documents must be filed by the afternoon if the request is made in the morning or by the following morning if the request is made in the afternoon.

Timely Disclosures:
Listed companies must notify the KRX of the following matters by the day on which the matters have occurred:

- A fact or decision which may materially change its financial structure or business environment, cause a substantial loss in its property, or cause material changes in its claims and liabilities;
- A fact or decision regarding its investments and capital contributions or regarding structural changes in its profit and loss;
- A decision regarding its business policy; and
- Any matter which may materially influence the decisions of investors such as resolutions of the Board or the shareholders.

Voluntary Disclosures:
Listed companies must voluntarily disclose any of the following matters, which may significantly affect its management, assets, or the investment decisions of the public, within one day after their occurrence:

- Obtainment of a patent on a new material or technology, or a decision to enter into a contract to take over or transfer such patent;
- execution or cancellation of a contract for technology transfer or acquisition during the contract term;

- decision to invest in the development of natural resources;
- reduction of short-term loan, any profit resulted from debt relief or derivatives trading, or a decision to make donations;
- any material events to the listed company or its largest shareholder, such as becoming a controlling shareholder of a merchant bank, changing its corporate status, the net worth to total capital ratio falling below 8/100, or quarterly finalization of the financial statements of the merchant bank;
- for financial institutions, recommendation or order for management improvement from the FSS pursuant to relevant laws and regulations; or signing of a commitment for management improvement to the FSS; and
- legal action to cancel a merger, change of control, split-off or merger after a split-off, or transfer of stocks.

Fair Market Disclosures:
Before listed companies provide information on the following matters to certain person, they must first disclose them on the respective KRX Market to level the playing field for general investors:

- future business or management plans;
- estimates or forecasts on sales, operating profit (losses), ordinary profit (losses), or net income for the year; and
- business performance (sales, operating profits (losses), ordinary profits (losses), or net profits (losses) that are included in the annual report, semi-annual report and quarterly report released before submitting annual reports).

Listed companies must file the disclosure documents to the relevant KRX Market. If the disclosure information pertains to a material change in management or control, the listed company must file disclosure documents with the FSC also. The filed disclosure documents are entered into the KRX electronic disclosure system, which transmits them to the computer network of participating securities firms and the KOSCOM, a financial IT solution provider and market information vendor that collects and processes trading and quotes data generated in the KRX Markets and provides them to securities firms, data vendors and the press (The KRX owns 76.33% of the outstanding shares of the KOSCOM as of the end of 2005). The investors can access the disclosure information on the KRX website or the financial information terminals operated by the KOSCOM.

The KRX may from time to time investigate whether the listed companies comply with the disclosure rules by requesting information from listed companies or visiting the listed companies and inspecting their books and records. A listed company that is found to have not filed certain required disclosure documents, to have made a misrepresentation, or to have omitted, revoked, or changed a material part of the disclosure, that company receives certain penalty points and is designated by the relevant KRX Market as a "delinquent filer," which is then reported to the FSC.

If the accumulated penalty points reach a certain level, the stocks of the delinquent filer are designated as "investment alert issues," and the relevant KRX Market may either suspend transaction with respect to the investment alert issues or, if the breach of disclosure obligation has a material effect on the company, de-list the company.

In addition to the actions taken by the KRX, the FSC may impose certain sanctions on the delinquent filer. Upon receipt of notice from the KRX that a listed company is delinquent in filing the disclosure documents, the FSC may recommend the dismissal of the company's officers or restrict the company from issuing securities for certain period; if the listed company has made a misrepresentation or made a material omission, the FSC may, after consultation with the KRX, impose a fine of up to 2 billion Korean Won.

Listing Requirements

To become listed on either the KRX Stock Market or the KRX Kosdaq Market, a company must register with the FSC, submitting, among others, a registration statement, its shareholders register, and statement of accounts (including balance sheet, income statement, statement of retained earnings, cash flow statement). Thereafter, the underwriter files a preliminary application for listing to the relevant KRX Market on behalf of the applicant company. The preliminary application includes the application form, the applicant company's financial statements and audit reports of the most recent fiscal year and the most recent half-year, a statement of the controlling shareholder and the major shareholders of the applicant company, a statement of shareholding status of the major shareholders, written commitment to continued shareholding by the controlling shareholder and others subject to lock-up restriction, KSD's certificate of deposit of shares of the shareholders subject to lock-up restriction, the underwriter's written affirmation of discharge of obligations (including financial due diligence on the applicant company), opinion of the principal bank, and proof of venture business certification, if the applicant company is a venture business (applicable only to listing on the KRX Kosdaq Market). The preliminary application for listing is rejected if, in the course of reviewing the submitted papers, the relevant KRX Market finds out that the applicant company was prosecuted or sanctioned for any breach of securities-related law. A company that was once rejected for misrepresentation or material omission in the application materials may not apply for listing for 3 years after the rejection. If the relevant KRX Market decides to list the applicant company, the KRX notifies the FSC, the applicant company, and the underwriter of the acceptance of the preliminary application.

Although the relevant KRX Market makes the decision on listing, the FSC oversees the review process. Accordingly, if the FSC finds that the review process may affect the interest of the public or the investors, the FSC may order the KRX to submit relevant information or order the Financial Supervisory Service (the "FSS"), the executive arm of the FSC to conduct an investigation.

The listing requirements differ for the KRX Stock Market and the KRX Kosdaq Market. Within the KRX Kosdaq Market, different listing requirements apply to certified venture businesses and non-venture businesses. A "certified venture business" is a business certified by the Korea Technology Credit Guarantee Fund, the Small business Corporation, or the Korean Venture Capital Association as (i) a company with at least 10% of the paid-in capital consisting of venture capital, (ii) a company that spends at least 50 million Korean Won (5% of sales) in research and development, or (iii) a company that has commercialized certain tax-exempt special technology under the Tax Exemption Limitation Act, certain technology transferred from public organizations, or certain technology subsidized by the government. The major listing requirements for the KRX Stock Market and the KRX Kosdaq Market are summarized below.

[Listing Requirements of the KRX Stock Market and the KRX Kosdaq Market]

Category	Stock Market	KOSDAQ Market (Non-venture business)	KOSDAQ Market (venture business)
Equity Capital	At least 10 bn Korean Won	At least 3 bn Korean Won	At least 1.5 bn Korean Won
Years of Operation	At least 3 years of operation since incorporation		Exempt
Capital status	capital reserve ratio of at least 50%	No capital impairment	No capital impairment
Ratio of public offering	At least 10% of total issued voting stocks	At least 10% of total issued voting stocks (if minority shareholding is less than 30%, at lest 20% of total issued voting stocks)	
No. of Minority Shareholders	At least 1,000 owning 30%	At least 500 owning at least 30%	
Sales Revenue	Sales of the previous three fiscal years are average 20 bn Korean Won (US$20.5 mil.) or more and sales of the most recent fiscal year are 30 bn Korean Won (US$30.7 mil.) or more	N/A	N/A
Return on Equity	At least 5% in recent year and 10% in last 3 years	At least 10% or 2 bn Korean Won	At least 5% or 1 bn Korean Won (exempt if certified as venture business with high growth potential and viable technology, and obtained at least Grade A from Credit Guarantee Fund or ETRI)
Net Income	Must record operating, ordinary and net income for each of the last 3 fiscal years and, the previous three years' operating income, ordinary income or net income, whichever is the lowest, should be at least 5 bn Korean Won (US$5.1 mil.)	Must record positive ordinary income in the most immediate fiscal year.	Must record positive ordinary income in the most immediate fiscal year (exempt if certified as a venture business with high growth potential and viable technology)
Restriction on Capital Increase	Newly issued shares subject to lock-up for 6 months	No free issues of shares exceeding 100% of outstanding stocks for 1 year Paid-in capital increase subject to lock-up for 1 year	

Category	Stock Market	KOSDAQ Market (Non-venture business)	KOSDAQ Market (venture business)
Restriction on Change in Shareholding	No change in shareholding for shareholders of at least 5% for 1 year before listing		
Transfer Restriction	Transfer restriction on the largest shareholder for 6 months after listing	Transfer restriction on the largest shareholder for 1 year after listing	

* Exchange Rate: KRW 975.9/USD (as of March 2006)

Companies who do not satisfy the listing requirements of the KRX Stock Market and the Kosdaq Market, or companies who have been de-listed from the KRX Markets may trade their stocks in the over-the-counter market provided by the Korea Securities Dealers Association. This over-the-counter market called the "Free Board" was established in March 2000. Trading on the Free Board is conducted through the Quote Dissemination System of the Korea Securities Dealers Association.

Request for Designation of the KRX as a "Designated Offshore Securities Market"

Rule 902(b)(2) identifies seven attributes that will be considered by the Commission in determining whether to designate a non-U.S. securities market as a "designated offshore securities market." In adopting Regulation S, the Commission stated that Rule 902(b)(2) lists non-exclusive attributes that will be considered in making such designations, and that such designations will be made on a case-by-case basis through the interpretive letter process, based upon consideration of all the facts pertaining to a particular market. See SEC Release No. 33-6863 (April 24, 1990).

As discussed below, the KRX has each of the attributes listed in Rule 902(b)(2).

1. *Organization under Foreign Law*

The KRX was established on January 27, 2005 a stock corporation under the Securities & Futures Exchange Act. The Korea Securities & Futures Exchange Act provides for the business purposes, organization, governance and operation of the KRX and the KRX Oversight Commission.

Trading on each KRX Market is governed by the Securities and Exchange Act ("SEA").Under the SEA, the KRX has the authority to establish and enforce its own rules and regulations for market operation, listing, disclosure and governance. The KRX is managed by the Board, which is composed of 15 directors out of which the majority is outside directors. The Board has delegated its rule-making duties to the KRX Market Committees. Each KRX Market has a Market Committee, a subcommittee of the Board that reviews the business plans and budgets of the respective KRX Market and formulates, amends, and abolishes rules for market operation, public disclosure, and listings on the respective KRX Market. According to the articles of incorporation of the KRX, the Market Committees of the KRX Stock Market and the

KRX Kosdaq Market are composed of the head of the respective KRX Market, three outside directors and one outside director representing the securities firms. The resolutions adopted by the Market Committees must be reported to the KRX Board, which may approve or disapprove the resolutions within a certain time. The chairman of the KRX Board may require prior Board approval if the formulation, amendment, or abolishment of a market rule affects the operation of another KRX Market or is recognized by the chairman of the Board to be so important as to require Board review.

2. *Association with a Generally Recognized Community of Brokers, Dealers, Banks or Other Professional Intermediaries with an Established Operating History*

Securities transactions in the KRX Stock Market and the KRX Kosdaq Market are conducted by legal entities, including Korean branches of foreign securities firms, which have a security transaction business license issued by the FSC under the SEA and obtained trading permits from the KRX ("Participating Members"). To obtain an FSC license to engage in the securities trading business, one must have, among others, minimum capital of 3 billion Korean Won to become a broker, 20 billion Korean Won to become a dealer and broker, and 50 billion Korean Won to become a dealer, broker, and underwriter as of June 2006. To obtain a trading permit from the KRX, one must meet the financial requirement, the facilities and equipment requirements, the professional manpower requirement, and the social credibility requirement, and must not have voluntarily withdrawn from membership for the last three years. As of April 2006, there are 53 Participating Members in the KRX Stock Market and the KRX Kosdaq Market, 14 of which are foreign securities firms. There is no restriction on obtaining KRX trading permits by foreign securities firms.

Participating Members are classified into Clearing Participating Members and Non-Clearing Participating Members, according to the extent of settlement authority that the Participating Members have. Clearing Participant Member must have capital of 10 billion Korean Won with net operating capital ratio of at least 180%, and Non-Clearing Participating Members must have net operating capital ratio of at least 150%.

3. *Oversight by a Governmental or Self-Regulatory Body*

Pursuant to the Korea Securities and Futures Exchange Act, the KRX has established an independent self-regulatory body, the Market Oversight Commission. To ensure the independence from the KRX's shareholders and the Board, the Market Oversight Commission is composed of four members, each of who is nominated by the Korea Securities Dealers Association, the Korea Futures Association, the MOFE, and the FSC, respectively, and the chairman who is nominated by the Commission members and appointed by the shareholders of the KRX.

The KRX Market Oversight Commission is empowered to formulate the rules and regulations necessary for the market surveillance and investigation into abnormal trading patterns. It also has the authority to mediate the dispute arising from the transactions carried out in the KRX Markets and discipline the participating members who undermine the fair trading system and market credibility or who impede the KRX's effort in preventing unfair trading practice.

Additionally, the MOFE and the FSC oversee the self-regulatory functions of the KRX. The MOFE, a policy-making organization, establishes the laws governing the financial market. Under the SEA, the MOFE has the power to oversee the self-regulatory organizations, including the KRX. The establishment and revision of the KRX's Articles of Incorporation, and the business transfer, merger, split-up or all-inclusive share transfers of the KRX are subject to the MOFE's approval.

The major functions of the FSC include the establishment of rules and regulations necessary for the supervision of financial institutions, the approval of operations of financial institutions, the inspection of financial institutions and imposition of penalty when necessary, and the supervision and surveillance of securities and futures markets. Accordingly, the FSC regulates the issuance and trading of all securities and the market participants.

Under the Korea Securities the Futures Exchange Act, the FSC oversees the activities of the KRX Markets and the KRX Market Oversight Commission. The FSC has the power to order the KRX to submit information on the KRX's business and assets and pre-approves all rules and regulations of the KRX Markets in consultation with the MOFE.

Therefore, the FSC actively participates in the investigation of cases suspicious of unfair trading such as insider trading or price manipulation or mediating disputes arising from trading in the KRX markets. Additionally, the FSC may take preemptive actions to protect the fairness and soundness of the market. To achieve the regulatory goals of the FSC, the FSS, the executive aim of the FSC, performs inspection of financial institutions

The functional relationships between the MOFE, the FSC and the KRX are illustrated in Diagram below.


Financial Supervisory Commission
(Securities & Futures Commission)
Comments
on KRX
market rules
MOFE
Orders
reporting,
approves market
rules and
regulations, may
dismiss the head
of the Market
Oversight
Commission,
approves
shareholding
exceeding 5%
Instructs to
investigate
Reports
results of
investigation
Financial Supervisory
Service
Sets overall
policy, may
dismiss the
chairman of the
KRX Board
within one month
from appointment
or order market
closure
Submits
report
Investigates
The KRX

4. Oversight Standards Set by an Existing Body of Law

The SEA and the Korea Securities & Futures Exchange Act are the primary statutory basis for the regulation of the KRX. Other significant laws and regulations concerning the business of the KRX are the Act on the Establishment, etc. of Financial Supervisory Organization, which set forth the supervisory responsibilities of the FSC, and the rules and regulations of the KRX Markets and the KRX Market Oversight Commission.

The SEA is the framework act that regulates the issuance and distribution of securities in Korea. It prescribes, among others, the licensing and financial soundness requirements for securities firms which undertake the issuance and distribution of securities, the authorities and duties of the KRX, provisions on supervision of the KRX, prohibition of unfair trading activities, such as use of non-public information and price manipulation, special provisions on management of listed companies, and penalties for breach of any SEA provision.

The Korea Securities & Futures Exchange Act prescribes the constitution and organizational structure of the KRX, covering the Market Committees of each KRX Markets, the KRX Market Oversight Commission, and the Audit Committee. It prescribes provisions for investigation and monitoring of irregular trading activities and dispute resolution by the KRX Market Oversight Commission. It also prescribes the limit on shareholding in the KRX and responsibilities and prohibited acts of the KRX's officers and employees.

The Act on the Establishment, etc. of Financial Supervisory Organization sets forth that the FSC is the regulatory body that reviews and makes decisions on the oversight, supervision and monitoring of the KRX. It provides for the establishment of the Securities & Futures Commission to pre-review FSC agenda on investigation of unfair trading activities and management and supervision of the securities market and to perform other functions related to the oversight of the securities market upon delegation by the FSC.

The Market Surveillance Regulation and the Dispute Mediation Regulation of the KRX Market Oversight Commission and the Enforcement Rules thereof stipulate the matters necessary for the market surveillance and dispute mediation arising from the transactions carried out in the KRX Markets, including the basic fair trading principles that the Participating Members must comply with and the criteria and procedures for surveillance and investigation of abnormal trading activities and the member discipline.

5. *Reporting of Securities Transactions on a Regular Basis to a Governmental or Self-Regulatory Body*

The KRX does not report securities transactions on a regular basis to a governmental or self-regulatory body. Only when the KRX identifies suspicious abnormal trading activities through the internal investigation, they are reported to the FSC. However, when it is deemed necessary to protect public interest or investors, the FSC may request the KRX to submit a report or materials for reference.

With regard to the publication of quotation information, Article 103 of the SEA stipulates that the KRX must make public the daily trading volume and prices of listed securities, including the daily high, low and closing prices. Accordingly, the governmental organizations, as a market information user, can use the market data via various securities information terminals on a real time basis to monitor the market situation.

6. *A System for Exchange of Price Quotations Through Common Communications Media*

The KRX's fully computerized system is comprised of several subsystems, including the Order-routing System, Trading System, Information Processing and Dissemination System, and Integrated Market Supporting System that is consisted of the Consolidated Securities Market Monitoring and Surveillance System and the Corporate Disclosure System. The KOSCOM provides various computer networks and information system terminals with the real time market information. The real time trading data is also disseminated via international data vendors such as Reuters, Bloomberg, Comstock, Quick, etc., as well as the Participating Members' information display systems.

In addition, the KRX publishes the Daily Market Bulletin on its internet homepage, which contains the daily opening, high, low and closing prices and trading volume and value of each issue, as well as timely disclosures during the day. Market data is disseminated as widely as possible to facilitate the informed decision-making by investors.

7. *An Organized Clearance and Settlement System*

Under the SEA, the KRX is responsible for the clearing and settlement of transactions executed on its markets. The Management Strategy Division of the KRX establishes rules and regulations on the arrangement, procedure and supervision of clearing and settlement. The KRX Market interposes itself between the trading parties, thus becoming the seller to every buyer and the buyer to every seller, and functions as a central counterparty for settlement of all transactions. Transactions between Participating Members are locked-in when the quotation prices are matched. As soon as the KRX Market notifies its Participating Members of the results of the trade execution through its order routing system and the automated trading system, the trade is considered to have been executed. Then, the KRX computer system automatically produces the clearing data, specifying the number of shares to be delivered and the amount of funds to be paid among its Participating Members, by netting out on a multilateral basis for matched transactions. The KRX instructs the KSD to settle the transactions by providing the clearing data in the form of both, magnetic tape and on-line data transmission.

Securities transactions are settled on a T+2 basis. Upon receiving clearing data from the KRX, the KSD checks the balance of deposited securities of each Participating Member. The KSD then delivers the securities through book entry by debiting from a net-selling Participating Member's account and crediting to an account of the Central Counter-Party (the "CCP"), while debiting from the CCP's account and crediting to a net-buying Participating Member's account.

The settlement of securities transactions is executed through the book-entry system of the KSD, which acts as a central depository. The settlement of the payment side on a net balance is made by the same-day-fund basis through commercial banks. After the transactions have been netted, the paying securities firms must deposit cash or checks in the KRX's settlement accounts at the designated bank by 4:00 p.m. on T+2. Upon the KRX's transfer instruction, the settlement banks withdraws the funds from the KRX's account and deposits them into the selling Participating Members' account.

To prevent and compensate for any damages caused by a settlement default, the Clearing Members are required to make a security deposit, contribute to the Joint Compensation Fund administered by the KRX, and are jointly liable for damages.
The reserve in the Joint Compensation Fund amounts to 100 billion Korean Won for each KRX Market. If a settlement failure occurs, the KRX compensates for the damages caused by the failure with the contribution from the Clearing Member accountable for the settlement failure and the security deposit made by that Clearing Member. If those amounts are not sufficient to pay for the damages, Joint Compensation Fund contributed by other Clearing Members are used to pay for the damages in proportion to the amount contributed.

Conclusion

The KRX has each of the attributes specified in Rule 902(b)(2) for designation as a "designated offshore securities market." Moreover, the KRX Stock Market is the successor to the KSE, which was granted the designated offshore securities market status in 2000.

The KRX and the FSS have been responsible, cooperative participants of the international securities organizations. The KRX is a member of the World Federation of Exchanges, the International Organization of Securities Commissions, the Futures Industry Association, the Asian & Oceanian Stock Exchange Federation, the International Options Market Association, the Central Counterparty 12, the Association of National Numbering Agencies, and the Global ISIN Access Mechanism.

The FSC and the FSS have been ordinary members of the International Organization of Securities Commissions since 1984. The Korea Securities Dealers Association joined the International Councils of Securities Associations in 1992 as a regular member. The KSDA has been a participating member of the International Securities Services Association since 1989.

Based upon the foregoing, I respectfully request that the KRX Stock Market be and the KRX Kosdaq Market be classified or designated as "designated offshore securities markets" within the meaning of Rule 902(b) of Regulation S under the Securities Act.

Sincerely yours,

Jung-hwan Lee
President
Management Strategy Division

Telephone: (82-51) 662-2002
Facsimile: (82-51) 662-2471
E-mail: jhlee@krx.co.kr

Based upon the foregoing, I respectfully request that the KRX Stock Market be and the KRX Kosdaq Market be classified or designated as "designated offshore securities markets" within the meaning of Rule 902(b) of Regulation S under the Securities Act.

Sincerely yours,



Jung-hwan Lee
President
Management Strategy Division

Telephone: (82-51) 662-2002
Facsimile: (82-51) 662-2471
E-mail: jhlee@krx.co.kr



Appendix I

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4-1

September 11, 2000

Mr. Wan-Suk Koh
Executive Director
Korea Stock Exchange
33, Yoido-dong, Youngdeungpo-ku
Seoul 150-010, Korea

Re: Korea Stock Exchange
Incoming Letter Dated September 6, 2000

Dear Mr. Koh:

This letter will confirm the response of the Division of Corporation Finance to your request that the Division designate the Korea Stock Exchange as a "designated offshore securities market" within the meaning of Rule 902(b) of Regulation S under the Securities Act of 1933. A copy of your letter is enclosed in order to avoid having to recite or summarize the facts set forth therein. On the basis of the facts presented, we hereby so designate the Korea Stock Exchange.

Pursuant to delegated authority,

David Martin

David B.H. Martin
Director

Enclosure